REPORT ON THE RESULTS OF THE VOTE
              of the Extraordinary General Shareholders Meeting of
                Open Joint Stock Company "Vimpel-Communications"
         Russian Federation, 127083, Moscow, 10 Ulitsa 8 Marta, bldg.14

                     (Protocol No. 32 of October 24, 2003)

     The Extraordinary General Shareholders Meeting (hereinafter, the "Extraordinary General Meeting" or the "Meeting") of Open Joint Stock Company "Vimpel-Communications" (hereinafter, "VimpelCom" or the "Company") was held on October 24, 2003 by the decision of the Board of Directors of the Company on August 28, 2003.

The Extraordinary General Meeting was conducted in form of a meeting with an option to vote on agenda items by sending to the Company the completed voting ballots.

The Meeting was held at: Moscow, 10 Ulitsa 8 Marta, bldg. 14

     The total number of votes held by shareholders which participated in the Meeting was 37 594 000 constituting 80.40% of the total number of votes held by the Shareholders - holders of the voting shares. There are no invalid ballots.

     The meeting has a quorum.

Chairman of the Meeting - Chairman of the Board of Directors - Mr. J. Lunder.

Secretary  of the  Meeting  -  Secretary  of the  Board of  Directors  - Ms.  C.
Grzesiak.


The Agenda of the Meeting:
-------------------------

1. Approval of reorganization of VimpelCom through statutory merger of VimpelCom-R into VimpelCom and of the Merger Agreement.

2. Approval of statutory merger (including related Merger Agreement between VimpelCom and VimpelCom-R) as an interested party transaction.

3. Approval of increase of the charter capital of VimpelCom through the placement of additional common registered shares by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom.

4. Approval of conversion of 3,320 registered shares of VimpelCom-R owned by Eco Telecom Limited into 7,300,680 common registered shares of VimpelCom as an interested party transaction.

5. Approval of conversion of 1,659 registered shares of VimpelCom-R owned by Telenor East Invest AS into 3,648,141 common registered shares of VimpelCom as an interested party transaction.

The  following decisions were made by the Meeting on each agenda Item:

Item 1. Approval of reorganization of VimpelCom through statutory merger of VimpelCom-R into VimpelCom and of the Merger Agreement.

The  results of the vote on the first item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46 758 801.

The number of votes held by persons who attended the Meeting and voted on this Item, is 37 594 000.

Quorum is present.

--------------------------------------------------------------------------------
           For                   Against                   Abstained
--------------------------------------------------------------------------------
        37 552 445                3 538                     38 017
--------------------------------------------------------------------------------

The decision taken:
------------------

Contingent upon approval of all items on the agenda, to approve the reorganization of VimpelCom through the statutory merger of VimpelCom-R into VimpelCom and to approve the Merger Agreement between VimpelCom and VimpelCom-R.


Item 2. Approval of statutory merger (including related Merger Agreement between VimpelCom and VimpelCom-R) as an interested party transaction.

The results of the vote on the second item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list
of  those  entitled  to  participate  in  the  Meeting,   disinterested  in  the
performance of the transaction by the Company, is 23 379 386.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who attended the Meeting and voted on this Item, is 14 214 585.

Quorum is present.

--------------------------------------------------------------------------------
           For                   Against                   Abstained
--------------------------------------------------------------------------------
        14 168 163                4 534                     41 888
--------------------------------------------------------------------------------

The decision taken:
------------------

Contingent upon approval of all items on the agenda, to approve the statutory merger of VimpelCom-R into VimpelCom, including the related Merger Agreement between VimpelCom and VimpelCom-R, as an interested party transaction with a value equal to the market value of the assets of VimpelCom-R determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.

Item 3. Approval of increase of the charter capital of VimpelCom through the placement of additional common registered shares by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom.

The results of the vote on the third item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list of those entitled to participate in the Meeting, is 46 758 801.

The number of votes held by persons who attended the Meeting and voted on this Item, is 37 594 000.

Quorum is present.

--------------------------------------------------------------------------------
           For                   Against                   Abstained
--------------------------------------------------------------------------------
        37 544 694               10 522                      38 784
--------------------------------------------------------------------------------

The decision taken:
------------------

Contingent upon approval of all items on the agenda, to approve the increase of the charter capital of VimpelCom through the placement of ten million nine hundred forty-eight thousand eight hundred twenty-one (10,948,821) additional common registered shares placed by way of conversion of common registered shares and convertible type A registered preferred shares of VimpelCom-R into common registered shares of VimpelCom at the following conversion ratio: each common registered share and each convertible type A registered preferred share of VimpelCom-R shall be converted into 2,199 newly issued common registered shares of VimpelCom.


Item 4. Approval of conversion of 3,320 registered shares of VimpelCom-R owned by Eco Telecom Limited into 7,300,680 common registered shares of VimpelCom as an interested party transaction.

The results of the vote on the fourth item:
------------------------------------------

The number of votes in respect of this Item held by persons included in the list
of  those  entitled  to  participate  in  the  Meeting,   disinterested  in  the
performance of the transaction by the Company, is 35 069 099.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who attended the Meeting and voted on this Item, is 25 904 298.

Quorum is present.

--------------------------------------------------------------------------------
           For                   Against                   Abstained
--------------------------------------------------------------------------------
        25 850 147               13 158                     40 993
--------------------------------------------------------------------------------

The decision taken:
------------------

Contingent upon approval of all items on the agenda, to approve the conversion of two thousand nine hundred and twenty-six (2,926) common registered shares and three hundred ninety-four (394) convertible type A registered preferred shares of VimpelCom-R owned by Eco Telecom Limited into seven million three hundred thousand six hundred and eighty (7,300,680) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.

Item 5. Approval of conversion of 1,659 registered shares of VimpelCom-R owned by Telenor East Invest AS into 3,648,141 common registered shares of VimpelCom as an interested party transaction.

The results of the vote on the fifth item:
-----------------------------------------

The number of votes in respect of this Item held by persons included in the list
of  those  entitled  to  participate  in  the  Meeting,   disinterested  in  the
performance of the transaction by the Company, is 35 069 088.

The number of votes held by persons, disinterested in the performance of the transaction by the Company, who attended the Meeting and voted on this Item, is 25 904 287.

Quorum is present.

--------------------------------------------------------------------------------
           For                   Against                   Abstained
--------------------------------------------------------------------------------
        25 850 245                12 828                    41 214
--------------------------------------------------------------------------------

The decision taken:
------------------

Contingent upon approval of all items on the agenda, to approve the conversion of one thousand four hundred sixty-two (1,462) common registered shares and one hundred ninety-seven (197) convertible type A registered preferred shares of VimpelCom-R owned by Telenor East Invest AS into three million six hundred forty-eight thousand one hundred forty-one (3,648,141) newly-issued common registered shares of VimpelCom as an interested party transaction with a value equal to the market value of the above-indicated common registered shares of VimpelCom determined in the report of the appraiser LLC "Economiko-pravovaya Expertiza" dated August 28, 2003.


In accordance with Art. 56(1) of the Federal Law "On Joint Stock Companies" ZAO National Registry Company (located at: 6 Veresaeva Str., Moscow 121357) was charged with the functions of the Counting Commission. The following authorized persons are members of the Counting Commission formed by ZAO National Registry Company (Order No. 231/c dated October 17, 2003): Nikitin Andrei Nikolaevich (chairman), Tatarintseva Olga Vitalievna (secretary), and Smirnov Nikolai Yegorovich (member).

Chairman of the Meeting:        /s/ Jo Lunder           J. Lunder

Secretary of the Meeting        /s/ C. Grzesiak         C. Grzesiak


October 24, 2003